UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 File Number: 000-54797

Eleventh Street Manufacturing, Inc.
(Exact name of registrant as specified in its charter)

c/o Richard Oravec
277 West 11th, Suite 2F
New York NY 10014

212-924-3548

(Address, including, zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

The Registrant never engaged in any active operations.

Pursuant to the requirements of the Securities Exchange Act of 1934, Eleventh Street Manufacturing, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 21, 2015	By:	/s/ Richard Oravec
Richard Oravec
President